KINGSTON MINES LTD.
          106-1990 S.E. KENT AVE.  VANCOUVER  BRITISH COLUMBIA  V5P 4X5
                    TEL: (604) 642-9561  FAX: (604) 648-8902

                                                                 August 10, 2006


VIA  EDGAR  AND  COURIER

Pamela  A.  Long
Assistant  Director
Securities  and  Exchange  Commission
Division  of  Corporation  Finance
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

     Re:     KINGSTON  MINES  LTD.
     FORM  SB-2
     FILED  APRIL  12,  2006
     COMMISSION  FILE  NO.  333-133232

Dear  Ms.  Long:

     In connection with the above-captioned filing, we are filing with the Commission, via Edgar, the following documents relating to the registration of Common Stock:

     A. Pre-Effective Amendment No. 3 to our Registration Statement on Form SB-2 (the "Registration Statement"); and

     B. Four copies of the Registration Statement, marked to indicate the changes made by Pre-Effective Amendment No. 3.

     The Registration Statement has been amended to respond to the Staff's letter of non-accounting and accounting comments dated July 27, 2006. Our responses to the Staff's comments are set forth below in the following paragraphs numbered to correspond to the comments in the Staff's letter. Any capitalized terms used in this letter shall have the meanings ascribed to them in the Registration Statement.

FORM SB-2

General

1.     In response to the Staff's comment, we updated our financial statements.

Available Information, page 32

2.     In response to the Staff's comment we have deleted the statement (page
32).

     Should the Staff need additional information or have questions concerning our response, please do not hesitate to contact us.

Yours  very  truly,



/s/ Lou Hilford
Lou  Hilford
President  &  CEO

Enclosures